                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ANNUAL REPORT
                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 1997:

A.      Full title of Plan:
                                   The Gymboree Corporation
                                    Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                   The Gymboree Corporation
                                 700 Airport Blvd., Suite 200
                                  Burlingame, CA 94010-1912

ITEM 1. CHANGES IN THE PLAN

        Effective January 1, 1997, the Company appointed Van Kampen American Capital successor trustee and record keeper of the Plan.

ITEM 2. CHANGES IN INVESTMENT POLICY

        No material changes occurred during the 1997 fiscal year with respect to the nature of securities or other investments in which funds held under the Plan were invested.

ITEM 3. CONTRIBUTIONS UNDER THE PLAN

        The Gymboree Corporation makes matching cash contributions to the Plan. The Company matches 50% of participant contributions, up to a maximum annual contribution of $500 in 1997 and 1996.

ITEM 4. PARTICIPATING EMPLOYEES

        The Plan had approximately 450 participating employees at December 31, 1997.

ITEM 5. ADMINISTRATION OF THE PLAN

        The Plan is administered by a committee comprising employees of The Gymboree Corporation. No person receives compensation from the Plan in the role of administrative committee member.

Name of committee member     Position held with issuer              Address
------------------------     -------------------------              -------
Esther Koch                  Vice President, Finance      700 Airport Blvd, Ste. 200
                             Corporate Controller         Burlingame, CA 94010-1912

Ken Meyers                   Senior Vice President        700 Airport Blvd, Ste. 200
                             Human Resources              Burlingame, CA 94010-1912

Mindy C. Meads               Senior Vice President        700 Airport Blvd, Ste. 200
                             General Merchandising        Burlingame, CA 94010-1912
                             Manager

ITEM 6. CUSTODIAN OF INVESTMENTS

        The custodian of Plan assets is Merrill Lynch Trust Company of California (Merrill Lynch) located at 101 California Street, San Francisco, California 94111. The Plan did not pay Merrill Lynch any compensation as trustee of investments as all administrative fees are paid by the Company.

ITEM 7. REPORTS TO PARTICIPATING EMPLOYEES

        Participants receive quarterly reports from the Plan administrator summarizing the transactions and market value changes.

ITEM 8. FINANCIAL STATEMENTS AND EXHIBITS

        (a)    Financial statements -   Audited financial statements of The
                                        Gymboree Corporation Retirement Savings
                                        Plan as of and for the years ended
                                        December 31, 1997 and 1996.

        (b)    Exhibit 23.1 -           Consent of Mohler, Nixon & Williams
                                        Independent Accountants

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                       THE GYMBOREE CORPORATION
                                       RETIREMENT SAVINGS PLAN





Date: July 31, 1998                     By:  /s/ Esther Koch
      _____________                         __________________________________
                                             Esther Koch
                                             Vice President, Finance
                                             Corporate Controller

                            THE GYMBOREE CORPORATION
                             RETIREMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

                            THE GYMBOREE CORPORATION
                             RETIREMENT SAVINGS PLAN

                            Financial Statements and
                             Supplemental Schedules

                     Years ended December 31, 1997 and 1996



                                TABLE OF CONTENTS


Independent Accountants' Report ...................................................6

Consent of Independent Accountants.................................................7

Financial Statements:

Statements of Net Assets Available for Plan Benefits...............................8

Statements of Changes in Net Assets Available for Plan Benefits,
   With Fund Information...........................................................9

Notes to Financial Statements.....................................................10

Supplemental Schedules as of and for the year ended
   December 31, 1997..............................................................14

      Schedule of Assets Held for Investment Purposes
      Schedule of Reportable Transactions

To the Participants and
Plan Administrator of
The Gymboree Corporation
Retirement Savings Plan


                         INDEPENDENT ACCOUNTANTS' REPORT

        We have audited the financial statements and supplemental schedules of the Gymboree Corporation Retirement Savings Plan (the Plan) as of December 31, 1997 and 1996, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                       /s/ MOHLER, NIXON & WILLIAMS
                                       ------------------------------
                                       MOHLER, NIXON & WILLIAMS
                                       Accountancy Corporation

Campbell, California
June 20, 1998

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to The Gymboree Corporation Retirement Savings Plan of our report dated June 20, 1998, with respect to the financial statements and schedules of The Gymboree Corporation Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.



                                       /s/ MOHLER, NIXON & WILLIAMS
                                       ------------------------------
                                       MOHLER, NIXON & WILLIAMS
                                       Accountancy Corporation

Campbell, California
June 20, 1998

                            THE GYMBOREE CORPORATION
                             RETIREMENT SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                             December 31,
                                                    -----------------------------
                                                        1997             1996
                                                    -----------       -----------
Investments, at contract value                      $   184,530       $   166,070
Investments, at fair value                            3,201,278         2,453,877
                                                    -----------       -----------
        Assets held for investment purposes           3,385,808         2,619,947

Receivables                                                                38,114
                                                    -----------       -----------
        Total assets                                  3,385,808         2,658,061

Payables                                                                  (49,119)
                                                    -----------       -----------
        Net assets available for plan benefits      $ 3,385,808       $ 2,608,942
                                                    ===========       ===========









              See independent accountants' report and accompanying
                         notes to financial statements.

                            THE GYMBOREE CORPORATION
                             RETIREMENT SAVINGS PLAN

                STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR
                      PLAN BENEFITS, WITH FUND INFORMATION

                 For the years ended December 31, 1997 and 1996

                                                                          Merrill Lynch
                                       ---------------------------------------------------------------------------------
                                                                                 Retirement        The           CMA
                                                                     Global     Preservation    Gymboree        Money
                                          Capital       Growth     Allocation       Trust         Stock         Market
                                           Fund          Fund         Fund          Fund          Fund           Fund
                                       -----------   -----------   -----------   -----------   -----------   -----------
Net assets available for plan
   benefits at December 31, 1995       $   218,862   $   725,326   $   401,024   $   146,990   $   105,838
                                       -----------   -----------   -----------   -----------   -----------
Employer's contribution                     20,124        53,726        28,054        12,296        11,014

Participants' contributions/rollovers      157,923       412,355       194,689        71,215        73,653

Withdrawals/distributions                  (56,468)     (170,985)     (114,078)      (49,196)      (30,625)

Dividends and interest                      26,653        72,719        52,770         3,136

Net appreciation in fair value
   of investments                            4,381       159,091        16,825         6,750         8,817            --

Net loan activities                        (16,576)      (27,377)      (15,461)       (5,849)       (1,309)           --

Transfers in (out)                         (17,041)      (29,459)       34,717       (19,272)      (17,640)  $    59,700
                                       -----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in net assets          118,996       470,070       197,516        19,080        43,910        59,700
                                       -----------   -----------   -----------   -----------   -----------   -----------


Net assets available for plan
   benefits at December 31, 1996           337,858     1,195,396       598,540       166,070       149,748        59,700
                                       -----------   -----------   -----------   -----------   -----------   -----------

Employer's contribution                     20,629        75,793        34,129         9,746        10,451

Participants' contributions/rollovers      122,197       440,149       203,527        92,546        66,146

Withdrawals/distributions                  (56,955)     (302,033)     (175,159)      (58,383)      (61,254)

Dividends and interest                      35,527       125,237        88,166        10,256            94

Net appreciation (depreciation)
   in fair value of investments             39,410       108,116       (22,705)                     26,624

Net loan activities                          4,702       (27,082)         (367)      (17,611)          245

Transfers in (out)                         (22,890)        5,276          (714)      (18,094)        1,022        24,395
                                       -----------   -----------   -----------   -----------   -----------   -----------
Increase (decrease) in net assets          142,620       425,456       126,877        18,460        43,328        24,395
                                       -----------   -----------   -----------   -----------   -----------   -----------

Net assets available for plan
   benefits at December 31, 1997       $   480,478   $ 1,620,852   $   725,417   $   184,530   $   193,076   $    84,095
                                       ===========   ===========   ===========   ===========   ===========   ===========

                                        Participant
                                           Loans     Receivables    Payables         Total
                                        -----------  -----------    ---------     -----------
Net assets available for plan
   benefits at December 31, 1995        $    44,851   $    47,177                 $ 1,690,068
                                        -----------   -----------                 -----------

Employer's contribution                                                               125,214

Participants' contributions/rollovers                     (47,177)                    862,658

Withdrawals/distributions                    (2,936)                                 (424,288)

Dividends and interest                        4,148                                   159,426

Net appreciation in fair value
   of investments                                                                     195,864

Net loan activities                          66,572                                        --

Transfers in (out)                               --        38,114   $   (49,119)           --
                                        -----------   -----------   -----------   -----------

Increase (decrease) in net assets            67,784        (9,063)      (49,119)      918,874
                                        -----------   -----------   -----------   -----------


Net assets available for plan
   benefits at December 31, 1996            112,635        38,114       (49,119)    2,608,942
                                        -----------   -----------   -----------   -----------

Employer's contribution                                                               150,748

Participants' contributions/rollovers                                                 924,565

Withdrawals/distributions                   (63,711)                                 (717,495)

Dividends and interest                        8,323                                   267,603

Net appreciation (depreciation)
   in fair value of investments                                                       151,445

Net loan activities                          40,113                                        --

Transfers in (out)                                        (38,114)       49,119            --
                                        -----------   -----------   -----------   -----------
Increase (decrease) in net assets           (15,275)      (38,114)       49,119       776,866
                                        -----------   -----------   -----------   -----------

Net assets available for plan
   benefits at December 31, 1997        $    97,360   $        --   $        --   $ 3,385,808
                                        ===========   ===========   ===========   ===========


                     See independent accountants' report and
                   accompanying notes to financial statements.

                            THE GYMBOREE CORPORATION
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1997 and 1996

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES:

        The following description of The Gymboree Corporation (the Company) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        The Plan is a defined contribution plan that was established in 1992 by the Company to provide benefits to eligible employees. The Plan covers all full-time employees of the Company who have completed one year of service and are age 21 or older.

        The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of ERISA.

ADMINISTRATION -

        The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. A third-party administrator processes and maintains the records of participant data. The Company has contracted with Merrill Lynch Trust Company of California (Merrill Lynch) as trustee of the Plan. Substantially all expenses incurred for administering the Plan are paid by the Company.

INVESTMENTS -

        Investments of the Plan are held by Merrill Lynch and invested in mutual funds, Company stock or a collective trust fund based solely upon instructions received from participants.

        The Plan's investment in Merrill Lynch mutual funds as well as Gymboree Corporation common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.

        The Merrill Lynch Retirement Preservation Trust (RPT) is a collective trust fund invested primarily in a diversified portfolio of GICs, money market securities, and U.S. government securities. RPT earned a gross annual effective yield of 6.52% and 6.40% for the year ended December 31, 1997 and 1996 and is valued at contract value (purchase price plus interest) as of the last day of the Plan year.

CASH AND CASH EQUIVALENTS -

        All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents.

VESTING -

        Participants are immediately vested in their entire account balance.

INCOME TAXES -

        The Plan has been amended since receiving its latest favorable determination letter dated June 5, 1995. However, the Company intends that the Plan continue to qualify under the applicable requirements of the Internal Revenue Code and related state statutes, and be exempt from federal income and state franchise taxes.

ESTIMATES -

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES -

        The Plan provides for various investment options in any combination of four different Merrill Lynch mutual funds as well as The Gymboree Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

NOTE 2 - PARTICIPATION AND BENEFITS:

EMPLOYEE CONTRIBUTIONS -

        Participants may elect to have the Company contribute a percentage, from 1% to 20%, of their pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in 1% increments.

        Participants are also allowed to make rollover contributions of amounts received from other qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

EMPLOYER CONTRIBUTIONS -

        The Company is allowed to make discretionary matching contributions as defined in the Plan and as approved by the Board of Directors. In 1997 and 1996, the Company matched 50% of each eligible participant's contribution up to a maximum of $500.

PARTICIPANT ACCOUNTS -

        Each participant's account is credited with the participant's contribution, Plan earnings and an allocation of the Company's contribution. Allocation of Company contributions is based on participant contributions.

PAYMENT OF BENEFITS -

        Upon termination, the participant or beneficiary will receive the benefits in a lump-sum amount equal to the value of the participant's account. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $3,500.

LOANS TO PARTICIPANTS -

        The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant's account balance. Such loans bear interest at rates established by the Committee and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a residence in which case the maximum repayment period may be extended. The Committee establishes the specific terms and conditions of such loans.

NOTE 3 - PLAN TERMINATION AND/OR MODIFICATION:

        The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

NOTE 4 - INVESTMENTS:

        The following table presents the contract or fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                      1997            1996
                                                   ----------      ----------
        Merrill Lynch:
           Capital Fund                            $  480,478      $  337,858
           Growth Fund                              1,620,852       1,195,396
           Global Allocation Fund                     725,417         598,540
           Retirement Preservation Trust Fund         184,530         166,070
           The Gymboree Stock Fund                    193,076         149,748
           CMA Money Market Fund                       84,095          59,700
        Participant Loans                              97,360         112,635
                                                   ----------      ----------
               Total investments at
                   contract or fair value          $3,385,808      $2,619,947
                                                   ==========      ==========

NOTE 5 - PARTY IN INTEREST TRANSACTIONS:

        As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. The aggregate investment in Company common stock at December 31, 1997 and 1996 was as follows:

                                                1997              1996
                                              --------          --------
        Number of shares                         7,053             6,049
        Cost                                  $191,372          $179,595
        Fair value                            $193,076          $149,748

NOTE 6 - SUBSEQUENT EVENT:

        The Company changed designated Van Kampen American Capital (Van Kampen) successor trustee and record keeper of the Plan effective January 1, 1998. In conjunction with the change, the Plan replaced Merrill Lynch mutual funds with mutual funds offered by Van Kampen.

                            THE GYMBOREE CORPORATION
                        EMPLOYEE RETIREMENT SAVINGS PLAN

                             SUPPLEMENTAL SCHEDULES

                                DECEMBER 31, 1997

                            THE GYMBOREE CORPORATION
                        EMPLOYEE RETIREMENT SAVINGS PLAN
                               E.I.N.: 94-2615258
                                   Plan #: 001

       ITEM 27a, PART I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1997

  (a)                         (b)                                        (c)                          (d)            (e)
                                                           Description of investment including
             Identity of issue, borrower, lessor,          maturity date, rate of interest,                        Current
                       or similar party                    collateral, par or maturity value          Cost          Value
--------   ------------------------------------------      ----------------------------------      ---------      ---------

           Merrill Lynch Capital Fund                      Mutual Fund                            $  431,978    $   480,478
           Merrill Lynch Growth Fund                       Mutual Fund                             1,407,475      1,620,852
           Merrill Lynch Global Allocation Fund            Mutual Fund                               734,530        725,417
           Merrill Lynch Retirement Preservation Trust     Money Market Fund                         184,530        184,530
   *       The Gymboree Stock Fund                         Employer Securities                       191,372        193,076
           Merrill Lynch CMA Money Market Fund             Money Market Fund                          84,095         84,095
   *       Participant Loans                               (3.81% - 9.5%)                                            97,360
                                                                                                                -----------
          Total assets held for investment purposes                                                             $ 3,385,808
                                                                                                                ===========


   *       Parties-in-interest

                            THE GYMBOREE CORPORATION
                        EMPLOYEE RETIREMENT SAVINGS PLAN
                               E.I.N.: 95-2550381
                                   Plan #: 001
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      For the year ended December 31, 1997

                  (a)                           (b)                       (c)          (d)        (e)          (f)
                                        Description of asset                                                 Expense
                                      (including interest rate                                              incurred
                                        and maturity in case            Purchase     Selling     Lease        with
      Identity of party involved            of a loan)                   price        price      rental    transaction
-----------------------------------   ------------------------         ---------    ---------    ------    -----------
Merrill Lynch Trust Company:
    Capital Fund                      Mutual Fund                     $  198,464
    Capital Fund                      Mutual Fund                                  $   93,552
    Growth Fund                       Mutual Fund                        698,526
    Growth Fund                       Mutual Fund                                     375,128
    Global Allocation Fund            Mutual Fund                        359,340
    Global Allocation Fund            Mutual Fund                                     210,376
    Retirement Preservation Trust     Mutual Fund                        121,539
    Retirement Preservation Trust     Mutual Fund                                     102,826
    CMA Money Market Fund             Money Market Fund                2,232,839
    CMA Money Market Fund             Money Market Fund                             2,199,513

                  (a)                           (b)                      (g)                 (h)               (i)
                                        Description of asset                            Current value
                                      (including interest rate                           of asset on
                                        and maturity in case           Cost of           transaction       Net gain
      Identity of party involved             of a loan)                 asset                date          or (loss)
-----------------------------------   ------------------------         -------          -------------      ---------
Merrill Lynch Trust Company:
    Capital Fund                      Mutual Fund                    $  198,464          $  198,464      $        -
    Capital Fund                      Mutual Fund                        85,157              93,552           8,395
    Growth Fund                       Mutual Fund                       698,526             698,526               -
    Growth Fund                       Mutual Fund                       300,190             375,128          74,938
    Global Allocation Fund            Mutual Fund                       359,340             359,340               -
    Global Allocation Fund            Mutual Fund                       191,654             210,376          18,722
    Retirement Preservation Trust     Mutual Fund                       121,539             121,539               -
    Retirement Preservation Trust     Mutual Fund                       102,826             102,826               -
    CMA Money Market Fund             Money Market Fund               2,232,839           2,232,839               -
    CMA Money Market Fund             Money Market Fund               2,199,513           2,199,513               -